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Writer’s Direct Number (212) 756-2407	Writer’s E-mail Address Stuart.Freedman@srz.com

May 5, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Albertsons Companies, Inc.
Registration Statement on Form S-1
Filed March 6, 2020
File No. 333-236956 (the “Registration Statement”)

Ladies and Gentlemen:

We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter dated March 18, 2020, concerning the Registration Statement (the “Comment Letter”), and on behalf of Albertsons Companies, Inc. (the “Company”) respond below. We have also filed simultaneously Amendment No. 1 to the Registration Statement (“Amendment No. 1”) addressing comments contained in the Comment Letter.

For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The Company’s responses to the Staff’s comments are as follows:

Registration Statement on Form S-1 Filed March 6, 2020

Summary Consolidated Historical Financial and Other Data, page 20

1.

Please present here and elsewhere in your filing as appropriate pro forma net income per common share for the most recent annual and interim periods presented to reflect the effect of the dividend requirement associated with the Series A mandatory convertible preferred stock to be issued in the offering and the proceeds from that offering for the Repurchase transaction.

The Company respectfully acknowledges the Staff’s comment. In that regard, the Company has revised the disclosure on pages 21 and 56 of Amendment No. 1 to include pro forma net income per common share. The exact numbers will be filled in in a future filing once the price range for the offering is known.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to contact the undersigned at (212) 756-2407.

Very truly yours,

/s/ Stuart D. Freedman

Stuart D. Freedman

cc:	Jennifer López, Securities and Exchange Commission

Lilyanna Peyser, Securities and Exchange Commission

Patrick Kuhn, Securities and Exchange Commission

Doug Jones, Securities and Exchange Commission

Vivek Sankaran, Albertsons Companies, Inc.

Robert B. Dimond, Albertsons Companies, Inc.

Robert A. Gordon, Albertsons Companies, Inc.

Robert B. Larson, Albertsons Companies, Inc.

Antonio L. Diaz-Albertini, Schulte Roth & Zabel LLP

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